[Akerman Senterfitt LLP Letterhead]

February 9, 2012

Via E-mail and Edgar Transmission

Mr. Justin Dobbie

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Red Bullet Racing Corporation
Registration Statement on Form S-1
Filed December 23, 2011
File No. 333-178754
Macho Uno Racing Corporation
Registration Statement on Form S-1
Filed December 28, 2011
File No. 333-178781
Ginger Punch Racing Corporation
Registration Statement on Form S-1
Filed December 28, 2011
File No. 333-178782
Perfect Sting Racing Corporation
Registration Statement on Form S-1
Filed December 28, 2011
File No. 333-178783
Awesome Again Racing Corporation
Registration Statement on Form S-1
Filed December 28, 2011
File No. 333-178784
Ghostzapper Racing Corporation
Registration Statement on Form S-1
Filed December 28, 2011
File No. 333-178785

Dear Messrs. Dobbie and McWilliams:

On behalf of Red Bullet Racing Corporation (the “Company”), Macho Uno Racing Corporation, Ginger Punch Racing Corporation, Perfect Sting Racing Corporation, Awesome Again Racing Corporation and Ghostzapper Racing Corporation (collectively, including Red Bullet Racing Corporation, the “Racing Companies”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 19, 2012 relating to the Company’s registration statement on Form S-1 that was filed on December 23, 2011 and the registration statements on Form S-1 that were filed by the other Racing Companies on December 28, 2011 (the “Registration Statements”). For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described herein are based upon information provided to us by the Racing Companies.

We are filing simultaneously herewith Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed by the Company (the “Company Registration Statement”) and expect to file within three business days corresponding amendments to the registration statements filed by the other Racing Companies. For ease of your reference, Amendment No. 1 has been marked to show changes made to the Company Registration Statement.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Company Registration Statement. Page references in this response letter refer to pages of Amendment No. 1.

We appreciate the time and effort that the Staff has dedicated to reviewing the Registration Statements.

Red Bullet Racing Corporation

General

1.	Staff Comment: We note concurrent registration statements filed December 28, 2011 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

Response: Each of the other Racing Companies intends to file an amendment to its Registration Statement within three business days from the date hereof. Each such amendment will incorporate revisions corresponding to the revisions reflected in Amendment No. 1 to the extent applicable.

2.	Staff Comment: With a view to revised disclosure in the Introduction section on page ii and elsewhere in the prospectus as appropriate, please tell us why you have structured your offerings in this manner. In particular, please discuss why you determined to have the companies liquidate within two years rather than continue as a going concern. Also discuss why, instead of forming a single larger entity, you have formed six companies that, among other things, may compete with each other for investors, horses, trainers and jockeys, management resources, and prize and auction revenues. We note in this regard that the offering period alone could take up to one-quarter of the operating period and each of the six entities will incur costs to fulfill its separate public company reporting obligation. We also note your disclosure on pages 7- 8 that “most racehorse ownership is not profitable” and that you will incur significant expenses “most of which would not ordinarily accompany an investment in thoroughbred racehorses.” Please also name each of the sister companies in the Introduction section on page ii.

Response: The Racing Companies believe that the end of a racehorse’s three-year old status, which occurs at the end of the second calendar year following its birth year (regardless of its actual date of birth), is an opportune time to seek to realize its value through a sale process. The completion of each Racing Company’s operating period will coincide with this point in its horses’ racing careers. Many owners are reluctant to sell an “in form” (i.e., trained) three-year old thoroughbred and the sales of “in form” three-year olds that do occur take place principally by way of privately negotiated sales rather than through auctions. Purchasing an “in form” three-year old horse is an attractive proposition. The risk of purchasing an “in form” thoroughbred is lower than the risk of purchasing an untrained horse because there is more certainty about future racing potential as compared to the purchase of a horse that has not been trained. At the end of a horse’s three-year old status, it will have completed the major races in which it was eligible to be entered as a two- or three-year old. Prospective purchasers will therefore be in a good position to evaluate both the potential future racing performance of the horse and its potential for generating breeding fees as a broodmare or stallion, which are the most significant factors influencing sale price for a mature horse. Accordingly, The Racing Companies believe that the sale prices of their horses at auction at this point in their careers are likely to reflect fully informed and market-efficient valuations. Although, as noted in the prospectus, the market for three-year old racehorses is not well developed, the Racing Companies believe this is attributable to limitations on supply and that there is unmet market demand for three-year olds that the Racing Companies will have the opportunity to fill.

The decision to form six Racing Companies rather than one larger company was driven by several factors. The Racing Companies believe that a pool of 20 horses provides a degree of diversification as well as a potential for returns under scenarios where sufficient purses are won by one or more of our horses. The Racing Companies believe that racehorse investors seek the excitement and enjoyment of racehorse ownership in addition to investment value, and that a pool of 20 horses will permit investors to retain a sense of ownership and intimacy that would be lacking in a pool of 120 horses. The Racing Companies expect that the enjoyment and excitement related to an investment in the Racing Companies will be enhanced by the ability of investors to not only compare the performance of a racehorse owned by a Racing Company to other racehorses but also to compare the overall performances of the Racing Companies to one another. The Racing Companies recognize that incremental reporting and other costs will be incurred as a result of having six Racing Companies rather than a single, larger company but believe that prospective investors are in a position to evaluate the public company cost considerations disclosed in the prospectus and make an informed investment decision.

The length of the offering period will not adversely impact investors because the horses owned by the Racing Companies are currently in training and will continue to train irrespective of whether the offerings have been consummated. The Racing Companies have determined to eliminate from the offering the option to extend the offering period from 90 days to 180 days and as a consequence do not anticipate that the offering period will extend to the third quarter of 2012, when it is expected that horses owned by the Racing Companies will first run races.

The Racing Companies are not expected to be in competition for resources other than, as noted in the Registration Statements, the time of their executive officers and directors and of the executive officers of Golden Pegasus. Although this competition has been acknowledged in the Registration Statements, the Racing Companies believe that such persons will have sufficient time to devote to the Racing Companies individually and in the aggregate. With respect to other resources:

•	The Racing Companies believe that the aggregate level of investor interest will not be adversely affected by having six Racing Companies rather than one larger company.

•

The Racing Companies did not compete with one another for horses. The pool of 120 horses (with the exception of two horses that were already owned by Alpen House) was selected by the thoroughbred selection team and the horses in the pool were then allocated among the Racing Companies in an effort to create Racing Company horse populations that were comparable to a significant degree in terms of sex, purchase prices and states where bred (which may affect the ability of a horse to benefit from state racing funds contributed to certain horses). The Racing Companies do not intend to acquire additional horses in the future.

•

Because the Racing Companies are prohibiting their trainers from working simultaneously for more than one Racing Company, the Racing Companies will require a larger total number of trainers than if a single, larger company were formed. However, the Racing Companies believe that there will be an adequate number of qualified trainers available to be engaged and that, as disclosed in the Registration Statements (and further discussed below), the Racing Companies will enjoy a competitive advantage in seeking to engage trainers by virtue of their affiliation with Adena Springs.

•

The same number of jockeys would be required if there were a single, larger company rather than six Racing Companies and the Racing Companies do not believe they will be adversely affected by competition for available jockey resources.

•

Prize revenues are not expected to be impacted by any competitive forces arising from the formation of six Racing Companies rather than a single larger company. Each Racing Company’s horses will compete with all other eligible horses to qualify to enter and to win a race. The possibility of a Racing Company’s horse being eliminated from a race under the coupling rules described in the prospectus would not be reduced by the formation of a single larger company because the commonality of ownership interests resulting from the ownership interest of Golden Pegasus in each of the Racing Companies would be either unchanged by the formation of a single, larger company.

•

The major auction houses are unaffiliated with the Racing Companies and their affiliates and will operate at arms’ length. Horses are typically divided into groups by the auction houses, with higher quality horses being placed in the group that will be auctioned first. Within each group, the horses are ordered alphabetically by the mother’s name and the auction house selects the letter of the alphabet at which it will begin the auction. The Racing Companies anticipate, based on historical practice, that seven major auctions will take place during the period in which the Racing Companies intend to liquidate their horses and that these auctions will provide ample opportunities for all of the Racing Companies to dispose of their horses at auction. Furthermore, the Racing Companies believe that the procedures employed by the auction houses will preclude any Racing Company from being unfairly advantaged or disadvantaged.

While studies indicate that most thoroughbred racehorse ownership is not profitable, some thoroughbred racehorse ownership is profitable, and there is an active and well established market for the purchase, sale and syndication of racehorses. The Racing Companies believe that it is appropriate to disclose the existence of statistical studies suggesting that an investment in thoroughbred racehorses has a low likelihood of profitability so that prospective investors can be more fully informed of the risks of an investment in the Racing Companies.

The Company has revised the disclosure on pages ii, 1 through 3 and 44 of Amendment No. 1 in response to the Staff’s comment.

3.	Staff Comment: Please explain whether you have any plans to merge or otherwise combine any of the Racing Companies after the two year operating period or create a perpetual existence company. Please also tell us if there are any limitations in your charter documents or otherwise on your ability to roll-up the companies at the end of the operating period.

Response: None of the Racing Companies has any plans to merge or otherwise combine with another Racing Company or any other entity after the expiration of its operating period or to create a perpetual existence company. The certificate of incorporation of each Racing Company provides that its corporate duration will end on November 2, 2013. There are no other limitations in the charter documents of the Racing Companies (or, to the knowledge of the Racing Companies, otherwise) on the ability to roll-up the Racing Companies at the end of their operating period, but the Racing Companies have no intention of doing so. Under Section 278 of the Delaware General Corporation Law, the corporate existence of each Racing Corporation will continue for the purpose of conducting the liquidation and winding up of its business until November 2, 2016. However, as disclosed in the Registration Statements, subject to applicable law, the Racing Companies intend to complete the distribution of their assets to their stockholders, subject to required reserves, no later than March 31, 2014.

4.	Staff Comment: We note you have relied on reports from third-party sources, including Equibase Company LLC and The Jockey Club, for data. Please provide us with the relevant portions of the materials you cite. Please also confirm that any such reports were not commissioned by you for use in connection with the registration statement, or, alternatively, provide consents of such third parties pursuant to Rule 436 with your next amendment.

Response: The Company hereby confirms that it did not commission any third-party research for use in connection with the Registration Statements. Materials from third party sources that have been relied upon for data incorporated into the Registration Statements are being provided under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with such rules, we respectfully request that these materials be returned to the Company promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

5.	Staff Comment: Please file your restated certificate of incorporation, bylaws, legality opinion, conflicts of interest policy and the investor subscription agreement as exhibits to your amended registration statement. We may have comment upon review of the exhibits.

Response: The Company is filing the foregoing exhibits as part of Amendment No. 1, except that the legality opinion and subscription agreement are expected to be filed by subsequent amendment.

6.	Staff Comment: Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response: Further to our recent discussion, the Company has included the artwork it proposes to use in Amendment No. 1.

7.	Staff Comment: Please revise throughout the prospectus to clearly explain all industry terms. We note, for example, the terms “thoroughbred,” “starters and starts,” “Grade I, II and III,” and “broodmare.” Please note that this list is not exclusive. You should revise the prospectus throughout.

Response: The Company has included in the introductory section of the prospectus a glossary of industry terms in response to the Staff’s comment.

Registration Statement cover page

8.	Staff Comment: It appears that the securities being registered will be offered on a continuous basis pursuant to Rule 415. Please check the box on the cover page of your amended registration statement or advise.

Response: The Company has revised the cover page of Amendment No. 1 in response to the Staff’s comment.

9.	Staff Comment: Refer to footnote (1) to the fee table. Given that no market currently exists for your common stock, it appears that the fee should be calculated pursuant to Rule 457(a). Please revise the fee table accordingly or tell us why you believe Rule 457(c) provides the appropriate basis for calculating the fee.

Response: The Company has changed the rule reference in footnote (1) to the fee table in response to the Staff’s comment. The fee paid at the time the Registration Statement was filed was calculated in accordance with Rule 457(a).

Prospectus cover page

10.	Staff Comment: Please disclose on the cover page that the company will have a limited operated period along with the anticipated liquidation date. Please also include the bold paragraph on page 1 on the cover page.

Response: The Company has revised the prospectus cover page within Amendment No. 1 in response to the Staff’s comment.

11.	Staff Comment: Please revise here and throughout the prospectus to clarify that if you do not sell all of the shares being offered, you will return amounts deposited promptly. Refer to Exchange Act Rule 10b-9.

Response: The Company has revised the prospectus cover page and the other applicable portions of Amendment No. 1 in response to the Staff’s comment.

Market and Industry Data, page ii

12.	Staff Comment: Please revise the second sentence to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document.

Response: The Company has revised the disclosure on page ii of Amendment No. 1 in response to the Staff’s comment.

The Stronach Group, page ii

13.	Staff Comment: Please remove this paragraph or explain why you believe it is appropriate or useful to investors to include this information in this part of the prospectus.

Response: The Company has revised page ii of Amendment No. 1 in response to the Staff’s comment to remove this paragraph. Because The Stronach Group is mentioned throughout the prospectus, the Company has included a brief explanation of The Stronach Group’s relationship to the thoroughbred racing industry in the “Introduction” section on page ii of Amendment No. 1.

Summary, page 1

14.	Staff Comment: Please explain why you disclose in the first sentence of the summary that you offer investors the opportunity to participate in the “enjoyment and excitement” of an equity investment in thoroughbred racehorses. In particular, please tell us why you have chosen to focus on offering “enjoyment and excitement” rather than the opportunity to profit from an investment in your company.

Response: As discussed in further detail in response to comment 2 above, the Racing Companies believe that racehorse investors seek both the opportunity to invest in thoroughbreds and the excitement and enjoyment of racehorse ownership. The Racing Companies have sought to highlight both aspects of the decision in the Registration Statements.

15.	Staff Comment: Please provide us with the basis for your belief that your relationship with Adena Springs “will afford [you] access to higher quality trainers than [you] would be able to engage directly as a new participant . . . .”

Response: Adena Springs, which is owned by Alpen House, is widely recognized in the thoroughbred industry as a leader among training and breeding facilities. Since 2000, Adena Springs or Frank Stronach (who is a trustee of trusts for the benefit of Stronach family members that control Adena Springs) have won the Eclipse Award, which is the highest award in the United States thoroughbred industry, four times for outstanding owner and eight times for outstanding breeder. The Eclipse Awards are co-sponsored by the National Thoroughbred Racing Association, Daily Racing Form and the National Turf Writers Association. During the same period, Adena Springs won the Sovereign Award, which is the highest award in the Canadian thoroughbred industry, nine times for outstanding owner and nine times for outstanding breeder.

As a market leader, Adena Springs has a deep network and long history of working with leading trainers and a reputation for selecting and campaigning the high caliber of horses with which leading trainers seek to be associated. Because of Adena Springs’ reputation and relationships, the affiliation between the Racing Companies and Adena Springs and the fact that, pursuant to the training and maintenance agreements with Golden Pegasus and the corresponding subcontract arrangements between Golden Pegasus and Alpen House, Adena Springs is expected to make its training facilities available to the horses owned by the Racing Companies and their trainers, the Racing Companies believe they will have greater access to high quality trainers than a new entrant in the industry.

16.	Staff Comment: Please provide us with the basis for your belief that the Adena Springs staff and facilities “are of high quality standards within the industry.”

Response: The Company’s belief that the Adena Springs staff and facilities are of high quality standards within the industry is based on Adena Springs’ high level of recognition in the thoroughbred horseracing industry and our officers’ direct experience with Adena Springs. The Company has revised the disclosure on pages 2 and 15 of Amendment No. 1 in response to the Staff’s comment.

Our Strategy, page 2

17.	Staff Comment: Please provide us with the basis for your belief that it “will be possible to generate enthusiasm for the purchase” of your three-year-old horses. Additionally, please reconcile this belief with your disclosure on page 29 that there is no widely-recognized auction market for three-year-old horses. Please also explain why you have elected a strategy of liquidating your assets after a limited operating period in light of the limited auction market for these assets.

Response: The Company has revised the disclosure on pages 3, 44 and 53 of Amendment No. 1 in response to the Staff’s comment.

18.	Staff Comment: The hyperlink to your website referenced on page 3 does not appear to be active at this time. To the extent your website is not yet operational, please disclose when the website will be available.

Response: The Racing Company websites are expected to become operational on or about March 7, 2012. The Company has revised the disclosure on page 4 of Amendment No. 1 in response to the Staff’s comment.

Summary of the Offering, page 4

19.	Staff Comment: To the extent you intend to offer securities only to those investors who meet minimum suitability requirements, revise to disclose all suitability requirements you contemplate and disclose on the prospectus cover page that there are suitability requirements.

Response: The Company has revised the disclosure on the prospectus cover page and on pages 7 and 73 of Amendment No. 1 in response to the Staff’s comment.

20.	Staff Comment: Please disclose in a separate paragraph the minimum investment requirement, if any. Please also include this information on the cover page of the prospectus.

Response: The Company has revised the disclosure on the prospectus cover page and on pages 7 and 73 of Amendment No. 1 in response to the Staff’s comment.

21.	Staff Comment: Please tell us how you will ensure that there will be no trading in your common stock after the completion of the operating period as disclosed in the “Liquidation” section.

Response: The by-laws of each Racing Company provide that equity interests may not be transferred following the completion of its operating period. The Racing Companies intend to instruct their transfer agent that no transfers may be registered following the completion of the operating period. Notice of this transfer restriction will be provided to stockholders in accordance with Sections 151 and 202 of the Delaware General Corporation Law.

22.	Staff Comment: Within the “Principal Shareholder” section, there appears to be an inconsistency in the number of shares the principal shareholder will subscribe to in the offering, as the first sentence refers to 44,000 shares and the last sentence refers to 45,000 shares. If the 45,000 shares include the 1,000 shares previously acquired for cash, please revise to clarify or advise.

Response: The Company has revised the disclosure on page 8 of Amendment No. 1 in response to the Staff’s comment.

23.	Staff Comment: Please revise the “Certain Related Party Transactions” paragraph to summarize the most material related party transactions and conflicts of interest.

Response: The Company has revised the disclosure on page 9 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 7

24.	Staff Comment: Please remove the fourth sentence of the introductory paragraph. Only material risks should be discussed in the risk factors. If a risk is not deemed material, it should not be referenced in this section.

Response: The Company has revised the disclosure on page 17 of Amendment No. 1 in response to the Staff’s comment.

Our future success, page 7

25.	Staff Comment: Please disclose in a separate risk factor the risks because of the variability of your revenues and potential for cash shortfalls because you will not have a consistent, predictable revenue stream.

Response: The Company has revised the disclosure on page 18 of Amendment No. 1 in response to the Staff’s comment.

We may not have sufficient proceeds from the offering, page 8

26.	Staff Comment: Please discuss in a separate risk factor the risks because your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

Response: The Company has revised the disclosure on page 19 of Amendment No. 1 in response to the Staff’s comment.

Racehorses are prone to injury, page 12

27.	Staff Comment: We note your disclosure that certain of your horses have been injured. Please identify any horse that has been injured, the date of its injury, and the extent of its injury.

Response: The Company has revised the disclosure on page 22 of Amendment No. 1 in response to the Staff’s comment.

Golden Pegasus, page 12

28.	Staff Comment: Please revise this risk factor to discuss briefly each discrete risk because of conflicts of interest, rather than cross-referencing to other sections of the prospectus.

Response: The Company has revised the disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment.

We may be unable to secure insurance, page 13

29.	Staff Comment: Please revise this risk factor by disclosing that you do not intend to acquire major medical insurance to cover expenses in excess of the $100,000 extraordinary medical expense reserve established by Alpen House.

Response: The Company has revised the disclosure on pages 24 and 53 of Amendment No. 1 in response to the Staff’s comment.

State racing laws and regulations may limit our ability, page 13

30.	Staff Comment: Please set forth the risks discussed in the third paragraph of this risk factor as a separate risk factor.

Response: The Company has revised the disclosure on page 25 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to Our Common Stock and this Offering, page 15

31.	Staff Comment: Please add a risk factor disclosing the risk that the value of your stock could be depressed because of your limited operating period and because investors are unable to share in any appreciation in the value of your horses after the company is liquidated.

Response: The Company has revised the disclosure on page 27 of Amendment No. 1 in response to the Staff’s comment.

This offering may not be completed, page 16

32.	Staff Comment: Please revise this risk factor by discussing the specific risks of conducting six concurrent offerings by companies with substantially similar business plans, including the increased risk that one or more of the offerings will not be successful and the risk to investors because they are unable share in the profits to the extent that the other Racing Companies liquidate profitability.

Response: The Company has revised the disclosure on page 28 of Amendment No. 1 in response to the Staff’s comment.

Conflicts of Interest, page 19

33.	Staff Comment: Please expand your discussion of the procedures you envision to limit conflicts of interest between Racing Companies. Please explain how more than one Racing Company could nominate a horse for a specific race, as it appears each horse is owned solely by a particularly Racing Company. Additionally, please describe the racing laws and regulations applicable to resolving conflicts of this nature between related parties.

Response: The Company has revised the disclosure on pages 31, 32 and 35 of Amendment No. 1 in response to the Staff’s comment. The Company has endeavored to clarify the disclosure so that it will not be interpreted to suggest that a single horse could be nominated by more than one Racing Company.

Competitive Activities, page 19

34.	Staff Comment: Please include a brief discussion of each of the competitive activities or businesses in which any of your officers or directors is engaged.

Response: The Company has revised the disclosure on page 32 of Amendment No. 1 in response to the Staff’s comment.

The Training and Maintenance Agreement, page 20

35.	Staff Comment: Please explain how net margin is calculated under the Training and Maintenance Agreement and clarify whether Golden Pegasus is entitled to offset losses incurred under agreements with other Racing Companies to the extent it exceeds ten percent net margin under the agreement with you.

Response: The Company has revised the disclosure on pages 33 and 54 of Amendment No. 1 in response to the Staff’s comment.

Racing of Horses at Tracks Owned by The Stronach Group, page 21

36.	Staff Comment: Please explain the significance of “east coast” horses and “west coast” horses, including differences in the likelihood a horse would have opportunities to be entered into or to win races, differences in licensing and transportation costs, or any other material difference that could result depending on whether a horse is an “east coast” horse or a “west coast” horse. Additionally, please revise the table beginning on page 31 by disclosing which horses will be “east coast” horses and which horses will be “west coast” horses or clarify that you have not yet made such determination.

Response: The Company has revised the disclosure on pages 34 and 47 of Amendment No. 1 in response to the Staff’s comment.

Coupling of Horses, page 21

37.	Staff Comment: Please file the written agreement referenced in the first full paragraph on page 22 as an exhibit to the registration statement.

Response: The written agreement referred to in the prospectus is represented by the executed acknowledgment pages to the conflicts of interest policies of the Racing Companies. These executed acknowledgments with respect to the Company are being filed as Exhibit 10.10 to Amendment No. 1.

Use of Proceeds, page 23

38.	Staff Comment: Please revise the first bullet point by disclosing the interest rate and maturity date of the promissory note due to Alpen House. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company has revised the disclosure on page 37 of Amendment No. 1 in response to the Staff’s comment.

39.	Staff Comment: Please clarify that the $4.3 million in net proceeds includes the proceeds from the sale of shares in the private placement to Golden Pegasus.

Response: The Company has revised the disclosure on page 37 and elsewhere throughout Amendment No. 1 in response to the Staff’s comment.

40.	Staff Comment: Please include an estimate of the legal, accounting and other costs associated with being a public reporting company in the third bullet point.

Response: The Company has revised the disclosure on page 37 of Amendment No. 1 in response to the Staff’s comment.

41.	Staff Comment: You disclose on page 27 that you anticipate spending $1.15 million for expenses associated with the prospectus and the offering over the next 12 months. Please revise the Use of Proceeds section to include these anticipated expenses. Please also tell us the specifics of these particular expenses.

Response: The Company has revised the disclosure on page 37 of Amendment No. 1 in response to the Staff’s comment to include a sources and uses table illustrating the anticipated application of the proceeds of the offering and the concurrent private placement. The $1.15 million figure for expenses associated with the prospectus and the offering was erroneous as it related to all six of the Racing Companies and has been restated as an estimated $190,000. The specifics of the expenses associated with the prospectus and the offering are detailed in Item 13 in Part II of the Registration Statement.

42.	Staff Comment: To the extent you intend to repay the advances to Mr. Stronach referenced on page F-11 with a portion of the proceeds of this offering, please revise this section accordingly.

Response: The Company has revised the disclosure on page 37 of Amendment No. 1 in response to the Staff’s comment.

Capitalization, page 24

43.	Staff Comment: We would expect the stockholder’s equity section to be consistent with your historical balance sheet at December 16, 2011. Specifically, please expand the table to also include the accumulated deficit at that date.

Response: The Company has revised the disclosure on page 39 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition

Business Overview, page 26

44.	Staff Comment: Please disclose that Alpen House retains a security interest in the horses you acquired.

Response: The Company has revised the disclosure on page 41 of Amendment No. 1 in response to the Staff’s comment.

45.	Staff Comment: In the last sentence, you state your plan to liquidate all assets at the end of the operating period and distribute the net proceeds to shareholders. It appears that an integral part of this plan is your ability to sell your horses at age three. However, you state in your disclosure on page 38 that there is no established market for the sale of three-year-old horses. As such, please revise your disclosure within this section to describe this potential obstacle to the implementation of your business plan.

Response: The Company has revised the disclosure on pages 2, 3, 41 and 44 of Amendment No. 1 in response to the Staff’s comment.

Liquidity and Capital Resources, page 26

46.	Staff Comment: Please revise your disclosure to address the fact that your independent accountants have expressed substantial doubt regarding your ability to continue as a going concern, as stated in their audit opinion on page F-2.

Response: The Company has revised the disclosure on page 42 of Amendment No. 1 in response to the Staff’s comment.

47.	Staff Comment: Please disclose the stated and effective interest rate and the maturity date of the promissory note.

Response: The Company has revised the disclosure on page 41 of Amendment No. 1 in response to the Staff’s comment.

48.	Staff Comment: In the second paragraph of this section, you state that beginning on December 23, 2011, you will start to expense certain compensation expenses. As this date has now passed, please update this disclosure.

Response: The Company has revised the disclosure on page 42 of Amendment No. 1 in response to the Staff’s comment.

Our Business Plan, page 29

49.	Staff Comment: Please explain why you have chosen to implement a business plan with a limited operating period and a plan to sell horses as three-year-olds. Please discuss, for example, whether you believe this gives you a competitive advantage over your competitors, and if so, why. Please also address how the use of a limited operating period will maximize the return to your investors.

Response: The Company has revised the disclosure on pages 3 and 44 of Amendment No. 1 in response to the Staff’s comment.

50.	Staff Comment: Please explain the significance of selling your horses as “broodmare prospects.”

Response: The Company has revised the disclosure on pages 3 and 44 of Amendment No. 1 in response to the Staff’s comment.

Horse Acquisitions, page 30

51.	Staff Comment: Please discuss the strategy used for selecting horses and how you allocated the mix of horses acquired by each entity in light of the significant variance in purchase prices. Also disclose what effect, if any, your intention to liquidate after two years had on the strategy for selecting horses and the potential that your horses may not have appreciated to their optimal potential value prior to the expiration of the two-year operating period. We note your disclosure in the last full risk factor on page 9.

Response: The Company has revised the disclosure on pages 46 to 47 of Amendment No. 1 in response to the Staff’s comment.

52.	Staff Comment: Please revise the fourth paragraph on page 31 by briefly describing what conformation flaws are.

Response: The Company has included the term “conformation” in the glossary in the introductory section of the prospectus and has revised the disclosure on page 46 of Amendment No. 1 in response to the Staff’s comment.

53.	Staff Comment: Please revise the description of horses beginning on page 31 to identify the horses you own by name. Please also revise the descriptions of the horses to present the information in a clear and understandable manner. Your current presentation is difficult to understand as a result of the incomplete sentences and frequent use of technical terms or jargon.

Response: The Company has revised the disclosure on pages 47 through 49 of Amendment No. 1 in response to the Staff’s comment.

Potential Sources of Racing Revenues, page 35

54.	Staff Comment: Please disclose any limits on the types of races in which you can enter your horses. Please discuss, for example, if there are races where you would be unable to participate due to the age or maturity of your horses and the impact that may have on your racing revenue.

Response: The Company has revised the disclosure on page 50 of Amendment No. 1 in response to the Staff’s comment.

Training and Development of Horses, page 36

55.	Staff Comment: Please discuss and quantify those expenses associated with the selection and employment of and commissions to be paid to jockeys and clarify whether each of these expenses are included in the per diem payable to Golden Pegasus or will be paid by you.

Response: The Company has revised the disclosure on page 52 of Amendment No. 1 in response to the Staff’s comment.

Liquidation, page 38

56.	Staff Comment: Given that the proceeds from auctioning your horses appear to be your primary source of revenue, please expand your discussion of the auction process for three-year-old horses. Please discuss, in particular, how the auctions work, whether you set minimum sales prices for your horses, how often they take place, and the likelihood of being able to sell all of your horses during a three month period. Please also explain why none of your officers or directors or Golden Pegasus will be involved in the liquidation of your horses given the importance of the liquidation to your business plan.

Response: The Company has revised the disclosure on pages 53 to 54 of Amendment No. 1 in response to the Staff’s comment.

57.	Staff Comment: Please disclose the effects, if any, that declining fan base, handle per race, and numbers of race days have had on the auction markets for thoroughbreds.

Response: The Racing Companies do not believe they have sufficient information to prepare disclosure responsive to the Staff’s comment. While declining fan base, handle per race, and numbers of race days would generally be expected to reduce available purses, which would in turn be expected to depress thoroughbred prices, price behavior has not followed a consistent pattern in recent years.

58.	Staff Comment: Please explain why you believe that factors such as bloodline and athleticism would be as determinative to the selling price of three-year-old thoroughbreds compared to younger horses. Please also explain your beliefs regarding the relative importance of racing history as compared to the other factors you discuss.

Response: The Company has revised the disclosure on page 54 of Amendment No. 1 in response to the Staff’s comment.

59.	Staff Comment: We note your disclosure on page 36 that your horses will not be bred during the operating period. Please disclose whether this is common practice not to breed thoroughbred horses during this part of their lives and discuss whether your practice could significantly influence the potential resale value of your horses at auction.

Response: The Company has revised the disclosure on page 50 of Amendment No. 1 in response to the Staff’s comment.

60.	Staff Comment: We note that you do not intend to enter any sick or injured horses into auctions. Please discuss what you intend to do with these horses, and any other horses you are unable to sell at an auction, in connection with your liquidation.

Response: The Company has revised the disclosure on pages 53 to 54 of Amendment No. 1 in response to the Staff’s comment.

Government Regulation, page 40

61.	Staff Comment: Please disclose the status of your applications for licensing in the states in which you intend to race your horses.

Response: In accordance with our recent discussion, the Racing Companies intend to respond to this comment in a subsequent amendment.

62.	Staff Comment: Please disclose the threshold level of equity ownership that would require holders to obtain owner licenses in each state where you intend to race your horses and in Ontario. Please also discuss how you intend to ensure that you are in compliance with each of these limitations.

Response: In accordance with our recent discussion, the Racing Companies intend to respond to this comment in a subsequent amendment.

63.	Staff Comment: Please explain what you mean by “[i]f we are not able to resolve equity owner licensing requirements in any state in a way that is consistent with the terms of this offering . . . .”

Response: The Company has revised the disclosure on pages 25 and 57 of Amendment No. 1 in response to the Staff’s comment.

Employees, page 41

64.	Staff Comment: Please disclose the names of any other businesses or ventures in which Messrs. Brothers and Strachan participate. Please also disclose an estimate of how much time they will allocate to this business on a weekly or monthly basis.

Response: The Company has revised the disclosure on page 57 of Amendment No. 1 in response to the Staff’s comment.

Description of Property, page 41

65.	Staff Comment: Please disclose whether your own, lease or rent your offices. Please disclose the material terms of any lease or rental agreement.

Response: The Company has revised the disclosure on page 57 of Amendment No. 1 in response to the Staff’s comment.

Legal Proceedings, page 42

Management, page 43

66.	Staff Comment: Please revise the biography for each director to briefly describe the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Response: The Company has revised the disclosure on pages 59 through 61 of Amendment No. 1 in response to the Staff’s comment.

67.	Staff Comment: Please remove “prominent, leading” from the fourth sentence of the biography of Jack Brothers.

Response: The Company has revised the disclosure on page 59 of Amendment No. 1 in response to the Staff’s comment.

Compensation of Directors and Executive Officers, page 45

68.	Staff Comment: You state on pages 26-27 that in December 2011 you started to expense compensation costs of approximately $1,150 per day for your chief executive officer and chief financial officer. Please reconcile that disclosure with the disclosure in this section. Also, to the extent you compensated any of your named executive officers or directors in 2011, please include the required compensation tables.

Response: The $1,150 per day figure for compensation costs for your chief executive officer and chief financial officer was erroneous and has been restated as $114 per day. The Company has revised the disclosure on page 42 of Amendment No. 1 in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners, page 46

69.	Staff Comment: Please revise the table to reflect the subscription for 44,000 shares of common stock by Golden Pegasus.

Response: The Company has revised the disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment.

70.	Staff Comment: Please revise footnote 1 to clearly identify the individual or individuals who have voting and investment power over the shares owned by Golden Pegasus. To the extent Mr. Stronach is one of those individuals, please explain the basis for the assertion that he disclaims beneficial ownership of such shares.

Response: The Company has revised the disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment.

Related Party Transactions, page 47

71.	Staff Comment: Please disclose the information called for by Item 404(a) of Regulation S-K in this section, rather than by cross-referencing to another section of the prospectus.

Response: The Company has revised the disclosure on pages 64 to 65 of Amendment No. 1 in response to the Staff’s comment.

Material U.S. Tax Considerations, page 48

72.	Staff Comment: Please remove the statement that this summary is “for general information only.”

Response: The Company has revised the disclosure on page 69 of Amendment No. 1 in response to the Staff’s comment.

Plan of Distribution, page 51

73.	Staff Comment: Please revise this section to include a complete plan of distribution. Please discuss, for example, that you are offering shares on a best efforts, all or none basis, any suitability requirements, the minimum subscription amount and that you will return funds promptly in the event you do not close the offering.

Response: The Company has revised the disclosure on pages 72 to 73 of Amendment No. 1 in response to the Staff’s comment.

74.	Staff Comment: You state on the cover page that you may engage a registered broker-dealer to sell some or all of the shares being offered. Please revise this section to discuss the potential use of broker-dealers and any known terms. Please also confirm that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including, in particular, the engagement of registered broker-dealers to sell some or all of the shares being offered.

Response: The Company has revised the disclosure on page 72 of Amendment No. 1 in response to the Staff’s comment.

75.	Staff Comment: Please provide us with your analysis pursuant to Exchange Act Rule 3a4-1 that none of the officers, directors, employees or independent contractors participating in this offering is deemed to be a broker.

Response: None of the officers, directors, employees and independent contractors, if any, participating in this offering is subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act. No officer, director, employee or independent contractor, if any, will be compensated in connection with his or her participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. No officer, director, employee or independent contractor, if any, is an associated person of a broker or dealer (although certain such persons will hold Series 7 or Series 63 licenses). Each officer, director or employee and independent contractor, if any, will continue to be employed by the Company with substantial duties not related to any selling effort after the sale of the securities is completed. No officer, director, employee or independent contractor, if any, is or has within the last 12 months been a broker, dealer or associated person of a broker or dealer. The Racing Companies believe that the officers, directors, employees and independent directors, if any, participating in the offerings are not acting in a broker capacity by reason of these limited roles.

76.	Staff Comment: Please disclose what you will do with the funds you receive during the subscription period but prior to closing the offering.

Response: The Company has revised the disclosure on page 73 of Amendment No. 1 in response to the Staff’s comment.

Financial Statements

Note 2. Significant Accounting

Policies Livestock Horses, page F-8

77.	Staff Comment: We note your disclosure that the livestock horses are stated at cost. Please explain how this is in compliance with the guidance in ASC 905-360-30-1, which states that livestock animals in development should be stated at the lower of cost or market.

Response: The Company has revised the disclosure on page F-8 of Amendment No. 1 in response to the Staff’s comment.

78.

Staff Comment: In this regard, we note that the cost of the horses was recorded as the amounts paid when the horses were acquired at auction by a related third party. As this does not appear to be an arms-length transaction, please explain how you have determined that this amount reflects the fair market value of these horses. In this regard, please explain, and revise your disclosure to discuss, how you intend to evaluate the market value of the horses on an on-going basis, including how you will determine if the value of any of the horses becomes impaired.

Response: The Company has revised the disclosure on pages F-8 to F-9 of Amendment No. 1 in response to the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-2

79.	Staff Comment: Please explain footnote (A) to the exhibit index. There is no corresponding notation in the description of any of the exhibits. To the extent that you have omitted schedules or exhibits to an agreement filed as an exhibit to your registration statement, please furnish a copy of any such omitted schedule or exhibit, refile the exhibit with a brief description of the omitted schedule(s) or exhibit(s), and tell us your basis for omitting schedules or exhibits pursuant to Item 601(b)(2) of Regulation S-K.

Response: The Company has revised the exhibit index to remove footnote (A).

Ghostzapper Racing Corporation

Financial Statements

Note 2. Significant Accounting

Policies Livestock Horses, page F-8

80.	Staff Comment: We note your disclosure on page 37 that certain of your horses have sustained injuries. Please explain your accounting related to any costs incurred as a result of the injuries, including whether or not any of the injuries resulted in a change in the value of the horse.

Response: Costs related to injuries to our horses, to the extent not included in the per diem fee payable to Golden Pegasus under the training and maintenance agreement, will be expensed. Because the treatment related to these injuries was deemed to be ordinary course, the costs were included in the per diem fee payable to Golden Pegasus under the training and maintenance agreement and there was no impact on the $100,000 medical reserve maintained by Golden Pegasus for the benefit of Macho Uno Racing Corporation. No changes in values as a result of injuries have been recognized by any of the Racing Companies.

Macho Uno Racing Corporation

Financial Statements

Note 2. Significant Accounting

Policies Livestock Horses, page F-8

81.	Staff Comment: We note your disclosure on page 35 that one of your horses was injured and required surgery. Please explain your accounting for this event, including whether this resulted in any change in the value of the horse.

Response: No changes in value was recognized as a result of the referenced injury. Because the surgery was deemed to be ordinary course, the costs were included in the per diem fee payable to Golden Pegasus under the training and maintenance agreement and there was no impact on the $100,000 medical reserve maintained by Golden Pegasus for the benefit of Macho Uno Racing Corporation.

For purposes of the above responses to accounting and accounting-related comments in the Staff’s comment letter, we have incorporated information provided to us by the Company’s accounting and financial reporting team as well as certain input from Marcum LLP.

The Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Very truly yours,

AKERMAN SENTERFITT LLP

by	/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt